FIRST PERSON SOLUTIONS LLC

A Delaware Limited Liability Company
Operating Agreement

Effective as of May 26, 2021

THE LIMITED LIABILITY COMPANY INTERESTS ("INTERESTS") REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, THE SECURITIES LAWS OF ANY STATE OR OF ANY OTHER JURISDICTION. THE INTERESTS MUST BE ACQUIRED FOR INVESTMENT PURPOSES ONLY, AND NEITHER THE INTERESTS NOR ANY PART THEREOF MAY BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH (A) THE SECURITIES ACT OF 1933, AS AMENDED AND ANY OTHER APPLICABLE SECURITIES LAWS PURSUANT TO REGISTRATION THEREUNDER OR EXEMPTION THEREFROM OR OTHERWISE AND (B) THE TERMS AND CONDITIONS OF THIS AGREEMENT. THE INTERESTS SHALL NOT BE TRANSFERRED OF RECORD EXCEPT IN COMPLIANCE WITH THOSE LAWS AND THIS AGREEMENT.

OPERATING AGREEMENT OF
FIRST PERSON SOLUTIONS LLC

THIS OPERATING AGREEMENT (this "Agreement") of First Person Solutions LLC, a Delaware limited liability company (the "Company"), is made effective as of May 26, 2021 (the "Effective Date"), by and among the Company and the members identified on Exhibit A hereto, as amended from time to time (collectively, the "Members").

EXPLANATORY STATEMENT

WHEREAS, the Company was formed on May 26, 2021 by the filing of a Certificate of Formation with the office of the Secretary of State of the State of Delaware pursuant to the relevant provisions of the Act; and

WHEREAS, the Members deem it desirable to enter into this Agreement in order to set forth certain agreements among themselves relating to the governance of the Company and granting certain rights and imposing certain restrictions on themselves and the Units now or at any time held by the Members or issuable to the Members or other persons.

TERMS

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members, intending to be legally bound, hereby agree as follows:

ARTICLE 1

THE COMPANY

1.1 Formation. The Company was formed by the agreement of the Members on May 26, 2021 as a limited liability company under and pursuant to the provisions of the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 *Et Seq.* (as amended from time to time, the "Act"). The fact that the Certificate of Formation of the Company (the "Certificate") is on file in the office of the Secretary of State of the State of Delaware constitutes notice that the Company is a limited liability company. The rights and liabilities of the Members shall be as provided under the Act, the Certificate and this Agreement.

1.2 Name. The name of the Company is "First Person Solutions LLC". The business of the Company shall be conducted under that name or under such other name as may from time to time be selected by the Company.

1.3 Purpose. The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company, engaging in any lawful act or activity for which limited liability companies may be formed under the Act.

1.4 Location. The principal place of business of the Company shall be located at such address as the board of managers (the "Board") may determine from time to time. The Company may establish other places of business when and where required by or advisable to the Company's business.

1.5 Registered Office and Registered Agent. The registered office of the Company required to be maintained in the State of Delaware is as provided in the Certificate or such other registered office (which shall not be a place of business of the Company) as the Board may designate from time to time in the manner provided by law.

1.6 Term. The Company will have perpetual existence unless dissolved in accordance with the terms of this Agreement.

1.7 Definitions. In addition to the terms defined elsewhere in this Agreement, the following terms used in this Agreement shall have the meanings specified below. Unless the context otherwise requires, capitalized terms used but not defined in this Agreement shall have the meanings given to them in the Act.

(a) "Act" shall have the meaning set forth in Section 1.1.

(b) "Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(i) Credit to such Capital Account any amounts which such Member is obligated to restore pursuant to any provision of this Agreement or is deemed obligated to restore pursuant to the penultimate sentences of Treasury Regulation §§1.704-2(g)(1) and 1.704-2(i)(5); and

(ii) Debit to such Capital Account the items described in §1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6) of the Treasury Regulations.

The foregoing definition of "Adjusted Capital Account Deficit" is intended to comply with the provisions of §1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be interpreted consistently therewith.

(c) "Affiliate" means (i) any person directly or indirectly owning, controlling or holding with power to vote ten percent (10%) or more of the outstanding voting securities of that person, (ii) any person ten percent (10%) or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote by that person, (iii) any person directly or indirectly controlling, controlled by or under common control with that person, and (iv) any officer, director, partner or manager of any person described in subsection (i), (i) or (iii) of this paragraph, and the term "control" shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management, activities or policies of any person whether through the ownership of voting securities, by contract, employment or otherwise.

(d) "Agreement" shall have the meaning set forth in the preamble.

(e) "Approved Sale" shall have the meaning set forth in Section 8.2(a).

(f) "Approving Members" shall have the meaning set forth in Section 8.2(a).

(g) "Board" shall have the meaning set forth in Section 1.4.

(h) "Capital Account" shall have the meaning set forth in Section 5.1.

(i) "Capital Contribution" means, with respect to any Member and a Unit in the Company held or purchased by such Member, the amount of money and the initial Gross Asset Value of any property (other than money) contributed to the Company (net of liabilities assumed or taken subject to by the Company) with respect to such Unit.

(j) "Capital Account Excess" shall mean, with respect to a Member, the excess (if any) of such Member's Capital Account over such Member's Targeted Account.

(k) "Capital Account Shortfall" shall mean, with respect to a Member, the excess (if any) of such Member's Targeted Account over such Member's Capital Account.

(l) "Capital Proceeds" means any and all proceeds (whether in the form of cash or property) received by the Company or receivable by its Members from a Capital Transaction, reduced by expenses incurred by the Company in connection with such Capital Transaction, liabilities of the Company which are repaid out of the proceeds from such Capital Transaction, and such reserves as the Board may determine to be necessary for the needs of the Company.

(m) "Capital Transaction" means a sale or disposition of all, or a significant portion of, the Company's business. The Board's determination of whether a transaction encompasses a significant portion of the Company's business will be conclusive.

(n) "Certificate" shall have the meaning set forth in Section 1.1.

(o) "Code" means the Internal Revenue Code of 1986, as amended from time to time, or any corresponding federal tax statute enacted after the date of this Agreement. A reference to a specific section of the Code refers not only to such specific section but also to any corresponding provision of any federal tax statute enacted after the date of this Agreement, as such specific section or corresponding provision is in effect on the date of application of the provisions of this Agreement containing such reference.

(p) "Common Units" shall have the meaning set forth in Section 2.1.

(q) "Company" shall have the meaning set forth in the preamble.

(r) "Company Minimum Gain" has the meaning set forth in sections 1.704-2(b)(2) and 1.704-2(d) of the Treasury Regulations.

(s) "Corporate Governing Documents" shall have the meaning set forth in Section 8.3(a).

(t) "Director(s)" shall have the meaning set forth in Section 3.1.

(u) "Dissolution Event" shall have the meaning set forth in Section 10.1.

(v) "Depreciation" means, for each Fiscal Year or other period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such Fiscal Year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year or other period bears to such beginning adjusted tax basis. In the event that the federal income tax depreciation, amortization, or other cost recovery deduction is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method.

(w) "Effective Date" shall have the meaning set forth in the preamble.

(x) "Fair Market Value" shall have the meaning set forth in Section 3.9.

(y) "Final Distribution" shall have the meaning set forth in Section 10.2.

(z) "Fiscal Year" means the taxable year which, unless the Code requires a different period, is (i) the calendar year, or (ii) any portion of the period described in clause (i) of this sentence for which the Company is required to allocate Profit, Loss and other items of Company income, gain, loss or deduction pursuant to Article 6.

(aa) "Gross Asset Value" means, with respect to any asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(i) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross Fair Market Value of such asset, as determined pursuant to Section 3.9 hereof.

(ii) The Gross Asset Value of any Company property distributed to a Member shall be the gross Fair Market Value of such asset on the date of distribution as determined pursuant to Section 3.9 hereof.

(iii) The Gross Asset Values of all the Company assets shall be adjusted to equal their respective gross Fair Market Values (taking Code Section 7701(g) into account), as determined by the Board in accordance with Section 3.9 as of the following times: (A) the acquisition of an additional Unit in the Company by any new or existing Member; (B) the distribution by the Company to a Member of more than a *de minimis* amount of property with respect to a Unit; (C) the liquidation of the Company within the meaning of Treasury Regulations § 1.704-1(b)(2)(ii)(g), provided that an adjustment described in clauses (A) and (B) of this paragraph shall be made only if the Board determines that such adjustment is necessary to reflect the relative economic interests of the Members in the Company.

(iv) The Gross Asset Value of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Sections 734(b) or 743(b) of the Code should the Company make an election under Section 754 of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations §1.704-1(b)(2)(iv)(m).

(v) If the Gross Asset Value of an asset has been determined or adjusted pursuant to this definition, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

(bb) "Majority Vote" shall have the meaning set forth in Section 3.2.

(cc) "Meeting Supervisor" shall have the meaning set forth in Section 4.2(i).

(dd) "Member Nonrecourse Debt" has the meaning set forth in section 1.704-2(b)(4) of the Treasury Regulations.

(ee) "Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with section 1.704-2(i)(3) of the Treasury Regulations.

(ff) "Member Nonrecourse Deductions" has the meaning set forth in sections 1.704-2(i)(1) and 1.704-2(i)(2) of the Treasury Regulations.

(gg) "Members" shall have the meaning set forth in the recitals.

(hh) "Net Cash Flow" means, for each Fiscal Year or other period of the Company, the gross cash receipts of the Company from all sources except Capital Transactions, but excluding any amounts, such as gross receipts taxes, that are held by the Company as a collection agent or in trust for others or that are otherwise not unconditionally available to the Company, less all amounts paid by or for the account of the Company during the same Fiscal Year or other period (specifically including payments of principal and interest on any Company indebtedness and expenses reimbursed to the Members), and less any amounts determined by the Board to be necessary to provide a reasonable reserve for working-capital needs or any other contingencies of the Company. Net Cash Flow shall not be reduced by depreciation, amortization, cost recovery deductions, depletion, similar allowances or other non-cash items, but shall be increased by any reduction of reserves previously established.

(ii) "Nonrecourse Deductions" has the meaning set forth in sections 1.704-2(b)(1) and 1.704-2(c) of the Treasury Regulations.

(jj) "Nonrecourse Liability" has the meaning set forth in section 1.704-2(b)(3) of the Treasury Regulations.

(kk) "Notice" shall have the meaning set forth in Section 12.6(a).

(ll) "Officers" shall have the meaning set forth in Section 3.5.

(mm) "P-Series" shall have the meaning set forth in Section 2.8(b).

(nn) "Partnership Representative" shall have the meaning set forth in Section 12.5(a).

(oo) "Percentage Interest" means, as to a Member, the percentage determined by dividing the number of Common Units held by such Member by the number of Common Units outstanding, all as set forth next to such Member's name on Exhibit A hereto, as amended from time to time.

(pp) "Profits" and "Losses" shall mean, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such Fiscal Year or period, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Section 703(a)(l) of the Code shall be included in taxable income or loss), with the following adjustments:

(i) Income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss.

(ii) Expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as such expenditures pursuant to Treasury Regulation §1.704-l(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses shall be subtracted from such taxable income or loss.

(iii) Gain or loss resulting from any disposition of Company assets with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value.

(iv) In the event the Gross Asset Value of any Company asset is adjusted pursuant to the definition of Gross Asset Value, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the Gross Asset Value of the asset) or an item of loss (if the adjustment

decreases the Gross Asset Value of the asset) from the disposition of such asset and shall be taken into account for purposes of computing Profits and Losses.

(v) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period.

Notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Sections 6.2, 6.3, 6.5, and 10.2 hereof shall not be taken into account in computing Profits or Losses.

The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to Sections 6.2, 6.3, 6.5, and 10.2 hereof shall be determined by applying rules analogous to those set forth in subparagraphs (i) through (v) above.

(qq) "Regulations" means the Treasury Regulations promulgated under the Code, as from time to time in effect.

(rr) "Regulatory Allocations" shall have the meaning set forth in Section 6.3.

(ss) "Retained Earnings Threshold" shall have the meaning set forth in Section 2.8(d)(ii).

(tt) "Sale Transaction" shall have the meaning set forth in Section 8.2(a).

(uu) "Securities Act" means the Securities Act of 1933, as amended from time to time, or any corresponding federal securities statute enacted after the date of this Agreement.

(vv) "Series P-1" shall have the meaning set forth in Section 2.8(b).

(ww) "Series P-2" shall have the meaning set forth in Section 2.8(b).

(xx) "Tax Distributions" shall have the meaning set forth in Section 7.1(c).

(yy) "Tax Payment Loan" shall have the meaning set forth in Section 7.2.

(zz) "Threshold Amount" shall have the meaning set forth in Section 2.8(d)(i).

(aaa) "Transfer" or "Transferred" shall have the meaning set forth in Section 8.1.

(bbb) "Treasury Regulations" means the income tax regulations, including temporary regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

(ccc) "Unit" or "Units" means an equity ownership interest in the Company (which shall be considered personal property for all purposes) which shall entitle any record owner who is validly admitted as a Member of the Company as provided herein to the rights and privileges (and subject its holder to the burdens) associated with such Unit as set forth herein.

(ddd) "Unvested Common Units" shall have the meaning set forth in Section 7.1(d).

(eee) "Vested Common Units" shall have the meaning set forth in Section 7.1(d).

(fff) "Withholding Tax Act" shall have the meaning set forth in Section 7.2.

ARTICLE 2

CAPITAL MATTERS

2.1 Classes of Units. The Company shall initially have one class of membership interests in the form of uncertificated voting common units (the "Common Units"), with the rights and privileges as are specified in this Agreement. The Company is authorized to issue up to 1,000,000 Common Units.

2.2 Ownership Exhibit, Initial Capital Contributions.

(a) The name, present mailing address and taxpayer identification number of each Member and the number of Units held by each Member, as of the Effective Date are as set forth next to each Member's respective name on Exhibit A attached hereto. The Company will maintain in its books and records and updated schedule of the aggregate Capital Contributions of each Member, the current Capital Accounts of each Member and the Percentage Interest of each Member, as well as any changes thereto.

(b) Exhibit A may be amended from time to time by the Board (or its authorized designee) to reflect, the admission of additional Members to the Company, changes in the number of issued and outstanding Units, and changes in the ownership of Units.

(c) The Company shall be entitled to treat the person in whose name any Unit(s) stand on the books of the Company as the absolute owner thereof, and shall not be bound to recognize any equitable or other claim to, or interest in, such Unit or Units on the part of any other person.

2.3 Additional Capital Contributions. No Member shall be obligated to make any additional Capital Contribution or advance to the Company.

2.4 Interest on Capital. No interest shall be payable with respect to any Capital Contributions made to the Company.

2.5 Limited Liability of Members. Except as and to the extent required under the Act or this Agreement, no Member shall be liable for the debts, liabilities, contracts, or any other obligations of the Company.

2.6 Admission of Additional Members. One or more additional members of the Company may be admitted to the Company with the written consent of the Board.

2.7 Loans to the Company. Without in any way limiting the authority of the Board to cause the Company to borrow funds from an unaffiliated third party (instead of, or in addition to, any loan(s) of the type contemplated by this Section 2.7), any Member or Affiliate of a Member may, with the consent of the Board, lend or advance money to the Company; provided, that such a loan shall be on terms and conditions not less favorable than those available from unaffiliated third parties for similar loans. If a Member, with the consent of the Board, shall make any loan or loans to the Company or advance money on its behalf, the amount of such loan or advance shall not be treated as a Capital Contribution to the Company and shall not increase such Member's Capital Account but shall instead be treated as a debt due from the Company to a creditor as to all parties and as for all purposes to the fullest extent permitted by law. Any such loan shall be a debt of the Company to such Member and shall be payable or collectible only out of the Company property in accordance with the terms and conditions upon which such loan was made and shall

bear interest at a rate at least equal to the applicable federal rate as defined in Section 1274(d) of the Code unless such requirement is waived by the Board. Any such loan shall be subject to the highest priority permitted by law as to the creditors of the Company.

2.8 Compensatory Issuance of Common Units as Profits Interests.

(a) Subject to Section 2.1 and upon the terms and conditions set forth in the unit grant agreements approved by the Board, the Company may issue profits interest series of Common Units as equity compensation for services provided or to be provided to the Company by employees, Officers, consultants, independent contractors, or advisors of the Company or its Affiliate. Such Units are intended to constitute "profits interests," as such term is used by Rev. Proc. 93-27. Issuances of Common Units pursuant to this Section 2.8 are intended to be nontaxable to their recipients to the fullest extent permitted by law, although neither the Board, the Members, nor the Company makes any representation as to the tax consequences of the issuance of Common Units pursuant to this Section 2.8.

(b) Immediately prior to each issuance of Common Units pursuant to this Section 2.8 (each a "P-Series" of Common Units, to be consecutively designated as "Series P-1," "Series P-2," etc.), the Gross Asset Value of all Company property shall be adjusted to equal their respective gross Fair Market Values (taking Section 7701(g) of the Code into account) as determined by the Board in its sole discretion.

(c) Each P-Series of Common Units shall entitle its record owner to share in the appreciation in the Fair Market Value of the Company from the date of issuance of such P-Series of Common Units with respect to amounts distributable pursuant to Section 7.1 in proportion to the Percentage Interest applicable to such P-Series of Common Units and not in any Fair Market Value of the Company accrued prior to the issuance of such P-Series of Common Units.

(d) In connection with the issuance of each P-Series of Common Units pursuant to this Section 2.8 using the Fair Market Value of the Company determined above in Section 2.8(b), the Board (or its authorized designee) shall promptly thereafter:

(i) amend Section 7.1(b) (through attachment of a completed Exhibit C to this Agreement approved by the Board and executed by the Board or any authorized designee of the Board) to provide for a subsection corresponding to each P-Series of Common Units and establishing the then Fair Market Value of the Company as the minimum aggregate Capital Proceeds distribution amount that must be made pursuant to Section 7.1(b) with respect to the Units of the Company issued and outstanding prior to the issuance of such P-Series of Common Units before such P-Series of Common Units shall share in Capital Proceeds distributions made pursuant to Section 7.1(b) (the "Threshold Amount" of such P-Series of Common Units).

(ii) amend Section 7.1(a) (through attachment of a completed Exhibit C to this Agreement) to provide for a subsection corresponding to each P-Series of Common Units and establishing the then retained Net Cash Flow of the Company as the minimum aggregate distribution amount that must be made pursuant to Section 7.1(a) with respect to the Units of the Company issued and outstanding prior to the issuance of such P-Series of Common Units before such P-Series of Common Units shall share in distributions of Net Cash Flow pursuant to Section 7.1(a) (the "Retained Earnings Threshold" of such P-Series of Common Units).

ARTICLE 3

MANAGEMENT OF THE COMPANY

3.1 Board. Management of the Company shall be vested in the Board consisting initially of one manager (each a "Director" and collectively, the "Directors"), with such number fixed by a Majority Vote of the Members. The Directors need not be Members or residents of the State of Delaware. The Board shall have full, plenary, exclusive and complete power and authority to manage and control the Company. The Board shall function in substantially the same manner as the board of directors of a Delaware corporation. All actions by the Company that would require the approval of the board of directors of a Delaware corporation under the General Corporation Law of the State of Delaware, or for which it would be customary using good practice to obtain such approval, shall require approval by the Board. Except as otherwise provided in this Agreement, the Board shall act by vote of at least a majority of the Directors then in office.

3.2 Appointment and Resignation and Removal of Directors; Term of Office. The initial Directors are identified as such on Exhibit B hereto. A Director may resign at any time. A resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Members. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. A Director shall remain in office until such Director (a) is removed in accordance with this Article 3, (b) resigns in a written instrument delivered to the Board or (c) dies or is otherwise unable to serve (as determined by either at least a majority of the Directors or the vote or consent of the Members holding at least fifty-one percent (51%) of the outstanding Percentage Interests in the Company (a "Majority Vote")), or until as otherwise provided in this Article 3. Vacancies on the Board due to removal, resignation, death or incapacity shall be filled by Majority Vote of the Members.

3.3 Board Chair. The Directors (by a majority vote) shall select the Director that will act as Chair of the Board (the "Chair"). The Chair shall be designated on Exhibit B.

3.4 Performance of Duties. Each Director shall perform his or her duties as such in good faith, in a manner he or she reasonably believes to be in the best interests of the Company, and with such care as an ordinarily prudent person in a like position would use under similar circumstances.

3.5 Officers. In performing its duties, the Board is authorized to delegate responsibility to such officers (the "Officers") or other delegates or agents as the Board sees fit. Every Director and Officer shall have the authority to bind the Company by entering into contracts and incurring obligations in the Company's name, but solely to the extent such authority is delegated by the Board to such Director or Officer.

3.6 Indemnification of the Directors and Officers.

(a) The Company shall indemnify, save harmless and pay all judgments and claims against any Director or Officer relating to any liability or damage incurred by reason of any act performed or omitted to be performed by such Director or Officer in connection with the Company's business, including reasonable attorneys' fees incurred by such Director or Officer in connection with the defense of any action based on any such act or omission, which attorneys' fees may be reimbursed as incurred.

(b) Notwithstanding any provision of this Agreement or the Act to the contrary, (i) the Company shall not indemnify or pay the expenses of any Director or Officer (including attorneys' fees) in a suit or claim brought by such Director or Officer or any Member affiliated with such Director, and (ii) the Company shall not indemnify or pay the expenses of any Director or Officer (including attorneys' fees)

unless such Director or Officer has (A) acted in good faith, (B) acted in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company, and (C) in the case of a criminal proceeding, had no reasonable cause to believe that the conduct at issue was unlawful.

(c) No Director shall be liable, in damages or otherwise, to the Company or to any Member for any loss or liability that arises out of any act performed or omitted to be performed by such Director pursuant to the authority granted by this Agreement, other than any loss or liability that results from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law.

(d) This Section 3.6 shall survive the termination of this Agreement for any reason.

3.7 Rights and Powers of the Members. The Members shall not have any right or power to take part in the direct management or control of the Company or its business operations. The Members shall have no right to vote on or approve any Company matter or transaction, or to exercise any other powers or privileges under the Act, except to the extent expressly provided herein or otherwise required by the Act or the Certificate.

3.8 Insurance. If requested by at least a majority vote of the Board or by a Majority Vote, the Company shall maintain in effect a "directors and officers" liability insurance policy covering the Directors and Officers of the Company, with coverage on customary terms and at customary levels for businesses of the size of the Company, all as determined by the Board.

3.9 Determination of Fair Market Value. Valuations of the Company or Company property and the determination of "Fair Market Value" shall be conducted at such times as required by this Agreement or as otherwise deemed appropriate by the Board. Except as otherwise provided herein, such determinations of Fair Market Value shall be made by the Board in their sole discretion (and with the aid of a formal third party valuation report when deemed necessary or advisable by the Board in its sole discretion in order to apply the terms of this Agreement or comply with applicable laws).

ARTICLE 4

MEETINGS

4.1 Board Meetings. The Board shall meet at such time and place within or outside the State of Delaware as shall be designated from time to time by the Board. Each Director shall be given at least two (2) days' prior written notice of any meeting of the Board and will be permitted to participate in any meeting of the Board by telephone or similar communications equipment. Any Director may call a meeting of the Board.

4.2 Member Meetings.

(a) Meetings of the Members, for any purpose or purposes, unless otherwise prescribed by applicable law, may be called by the Board or by a Majority Vote.

(b) The Chair, the Board or the Members calling a meeting pursuant to this Section 4.2 may designate any place as the place for any meeting of the Members. If no designation is made, the place of meeting shall be the principal office of the Company.

(c) Each Member shall be given at least two (2) days' prior written notice of any meeting of the Members and shall be permitted to participate in any such meeting of the Members by telephone or similar communications equipment.

(d) For the purpose of determining the Members entitled to notice of, or to vote at, any meeting of the Members or any adjournment of the meeting, or the Members entitled to receive payment of any distribution, or to make a determination of the Members for any other purpose, the date on which notice of the meeting is mailed or the date on which the resolution declaring the distribution or relating to such other purpose is adopted, as the case may be, shall be the record date for the determination of the Members. Only the Members of record on the date fixed shall be so entitled notwithstanding any permitted Transfer of a Member's Units after any record date fixed as provided in this Section 4.2. When a determination of the Members entitled to vote at any meeting of the Members has been made as provided in this Section 4.2, the determination shall apply to any adjournment of the meeting.

(e) A meeting of the Members duly called shall not be organized for the transaction of business unless a quorum is present. The presence of the Members who own a majority of the outstanding Percentage Interests represented in person or by proxy shall constitute a quorum at any meeting of the Members.

(f) Except as otherwise provided in the Act, the Certificate or this Agreement, whenever any Company action is to be taken by vote of the Members, it shall be authorized upon receiving the Majority Vote.

(g) At all meetings of the Members, a Member entitled to vote may vote in person or by proxy executed in writing by such Member or by a duly authorized attorney-in-fact. The proxy shall be filed with the Board before or at the time of the meeting.

(h) Where two (2) or more proxies of a Member are present, the Company shall, unless otherwise expressly provided in the proxy, accept as the vote of the Member represented thereby, the vote cast by a majority of them, and, if a majority of the proxies cannot agree whether to vote or upon the manner of voting, the voting shall be divided equally among those persons.

(i) A proxy, unless coupled with an interest, shall be revocable at will, notwithstanding any other agreement or any provision in the proxy to the contrary, but the revocation of a proxy shall not be effective until written notice thereof has been given to the Secretary of the Company or, in the case of a vacancy in the office or absence of the Secretary, one (1) of the following persons present at the meeting of the Members (the "Meeting Supervisor") in the order stated: (i) the Chair, (ii) the Director or Officer supervising the meeting of the Members, or (iii) such person as shall be designed by a Majority Vote of the Members. An unrevoked proxy shall not be valid after three (3) years from the date of its execution unless a longer time is expressly provided therein. A proxy shall not be revoked by the death or incapacity of the maker unless, before the vote is counted or the authority is exercised, written notice of the death or incapacity is given to the Secretary of the Company or, in the case of a vacancy in the office or absence of the Secretary, to the Meeting Supervisor, as set forth herein.

4.3 Notice of Meeting; Waiver.

(a) Whenever any written notice is required to be given under the provisions of the Act, the Certificate or this Agreement, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of the notice. Neither the business to be transacted at, nor the purpose of, a meeting need be specified in the waiver of notice of the meeting.

(b) Attendance of a person at any meeting shall constitute a waiver of notice of the meeting, except where a person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting was not lawfully called or convened.

4.4 Consent in Lieu of Meeting. Any action required or permitted to be taken at a meeting of the Board or the Members may be taken without a meeting if, prior to the action, written consents describing the action to be taken are signed by the minimum number of Directors or Members that would be necessary to authorize the action at a meeting at which all Directors or Members entitled to vote thereon were present and voting. Any such written consent made pursuant to this Section 4.4 shall be filed with the Board. Prompt notice of the taking of the Company action without a meeting by less than unanimous written consent shall be given to those Directors or Members who have not consented in writing.

ARTICLE 5

CAPITAL ACCOUNTS AND RELATED MATTERS

5.1 Capital Accounts.

(a) A single, separate capital account shall be maintained for each Member in accordance with the Regulations issued under Section 704(b) of the Code (each such account, a "Capital Account") and this Section 5.1.

(i) To each Member's Capital Account there shall be credited the amount of cash and the Gross Asset Value of any asset transfer by the Member to the Company as a Capital Contribution, such Member's allocated share of Profits, any items in the nature of income or gain which are specially allocated pursuant to this Agreement and which would otherwise be included in the computation of Profits and Losses, and the amount of any Company liabilities assumed by such Member or which are secured by any property of the Company distributed to such Member.

(ii) From each Member's Capital Account there shall be debited the amount of cash and the Gross Asset Value of any property of the Company distributed to such Member pursuant to any provision of this Agreement, such Member's allocated share of Losses, any items in the nature of expenses or losses which are specially allocated pursuant to this Agreement and which would otherwise be included in the computation of Profits and Losses, and the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

(b) In determining the amount of any liability for purposes of this Section 5.1, there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations.

(c) Upon a Transfer of any Unit in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the Transferred Unit.

(d) The foregoing provisions of this Section 5.1 and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations §1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations. The Board shall (i) make any adjustments that are necessary or appropriate to maintain equality between the aggregate Capital Accounts of the Members and the amount of capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Regulations §1.704-1(b)(2)(iv)(q), and (ii) make any

appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Regulations §1.704-1(b). In the event that the Board shall determine that it is prudent to modify the manner in which Capital Accounts or any debits or credits thereto are computed in order to comply with such Regulations, the Board may make such modifications.

5.2 Revaluations. The Capital Accounts of the Members shall be adjusted to reflect each revaluation of Company assets made pursuant to the definition of Gross Asset Value; provided that any adjustments hereunder shall be made in accordance with and to the extent provided in Regulations §§1.704-1(b)(2)(iv)(f) and (g) and taking into account Proposed Regulation Section 1.704-1(b)(2)(iv)(h).

5.3 No Deficit Funding Obligation. Except as otherwise expressly required by law or this Agreement, no Member shall be required to reimburse the Company for any negative balance in such Member's Capital Account or restore any negative Capital Account of another Member.

5.4 Withdrawal and Return of Capital. Except as otherwise expressly provided herein, no Member shall have the right to withdraw capital from the Company or to receive any distribution of or return on such Member's Capital Contributions, or to voluntarily retire, withdraw or otherwise cease to be a Member of the Company.

ARTICLE 6

ALLOCATIONS

6.1 Allocations. After giving effect to the special allocations set forth in Sections 6.2, 6.3, 6.5, and 10.2, Profits or Losses for any Fiscal Year shall be allocated to the Members as follows:

(a) The Company's Profits for any Fiscal Year shall be allocated to the Members having Capital Account Shortfalls for such Fiscal Year (as determined after taking into account all contributions, distributions, and special allocations during such Fiscal Year) in proportion to their respective Capital Account Shortfalls.

(b) The Company's Losses for any Fiscal Year shall be allocated to the Members having Capital Account Excesses for such Fiscal Year (as determined after taking into account all contributions, distributions, and special allocations during such Fiscal Year) in proportion to their respective Capital Account Excesses.

6.2 Regulatory Allocations. Notwithstanding the provisions of Section 6.1, the following special allocations shall be made in the following order and priority:

(a) *Minimum Gain Chargeback*. Except as otherwise provided in Treasury Regulations § 1.704-2(f) of the Regulations, notwithstanding any other provision of this Section 6.2, if there is a net decrease in Company Minimum Gain during any Fiscal Year, each Member shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations §1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations §1.704-2(f) (6) and §1.704-2(j) (2). This Section 6.2(a) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations §1.704-2(f) and shall be interpreted consistently therewith.

(b) *Member Minimum Gain Chargeback*. Except as otherwise provided in Treasury Regulations § 1.704-2(i) (4), notwithstanding any other provision of this Section 6.2, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Fiscal Year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations §1.704-2(i) (5), shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt, determined in accordance with Treasury Regulations §1.704-2(i) (4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with §§ 1.704-2(i) (4) and 1.704-2(j) (2) of the Regulations. This Section 6.2(b) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations §1.704-2(i) (4) and shall be interpreted consistently therewith.

(c) *Qualified Income Offset*. If any Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulations §§1.704-1(b)(2)(ii)(d)(4), (5), or (6), which create or increase an Adjusted Capital Account Deficit for such Member for any Fiscal Year, then items of Company income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such year and, if necessary, for subsequent years) shall be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit so created as quickly as possible. It is the intent that this Section 6.2(c) be interpreted as a "qualified income offset" and as otherwise necessary to comply with the alternate test for economic effect set forth in Treasury Regulations §1.704-1(b)(2)(ii)(d).

(d) *Loss Allocation Limitation*. Notwithstanding anything to the contrary in this Agreement, the Losses allocated pursuant to Section 6.1 hereof shall not exceed the maximum amount of Losses that can be so allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any Fiscal Year. In the event that some, but not all, of the Members would have an Adjusted Capital Account Deficit as a consequence of an allocation of Losses pursuant to Section 6.1 hereof, the limitation set forth in the preceding sentence shall be applied on a Member by Member basis so as to allocate the maximum permissible Losses to each Member consistent with Treasury Regulations §1.704-1(b)(2)(ii)(d). If any Member would have a Adjusted Capital Account Deficit at the end of any Fiscal Year which is in excess of the sum of any amount, if any, that such Member is obligated to restore to the Company under Treasury Regulations §1.704-1(b)(2)(ii)(c) and such Member's share of Company Minimum Gain as defined in Treasury Regulations §1.704-2(g)(1) and Member Minimum Gain as determined pursuant to Treasury Regulations §1.704-2(i) (which are also treated as obligations to restore in accordance with Treasury Regulations §1.704-1(b)(2)(ii)(d)), the Capital Account of such Member shall be specially credited with items of Company income (including gross income) and gain in the amount of such excess as quickly as possible.

(e) *Nonrecourse Deductions*. Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Members in proportion to their respective Percentage Interests.

(f) *Member Nonrecourse Deductions*. Any Member Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations §1.704-2(i) (1).

(g) *Section 754 Adjustments*. To the extent an adjustment to the adjusted tax basis of any Company asset, pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Treasury Regulations §1.704 1(b)(2)(iv)(m)(2) or Treasury Regulations §1.704 1(b)(2)(iv)(m)(4), to be

taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of such Member's interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event Treasury Regulations §1.704 1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event Treasury Regulations §1.704 1(b)(2)(iv)(m)(4) applies.

6.3 Curative Allocations. The allocations set forth in Section 6.2 (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 6.3. Therefore, notwithstanding any other provision of this Article 6 (other than the Regulatory Allocations), the managing Members shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Section 6.1.

6.4 Other Allocation Rules.

(a) Profits, Losses and any other items of income, gain, loss or deduction shall be allocated to the Members pursuant to this Article 6 as of the last day of each Fiscal Year; provided that Profits, Losses and such other items shall also be allocated at such times as the Gross Asset Values of Company property are adjusted pursuant to the definition of Gross Asset Value.

(b) For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Company using any permissible method under Code Section 706 and the Treasury Regulations thereunder.

6.5 Allocations in the Event of Forfeiture. In the event that, any Member is issued Units for services, and such Units are forfeited, then for the Fiscal Year in which such forfeiture occurs:

(a) except as provided in this Section 6.5, with respect to such forfeited Units, such Member's allocable portion of all items of Company income, gain, loss or deduction for the Fiscal Year in which the forfeiture occurs shall be zero; and

(b) the Company shall make such allocations with respect to the forfeiture of such Units as are required under the Treasury Regulations then in force.

6.6 Tax Allocation. For each Fiscal Year, items of taxable income, deduction, gain, loss or credit shall be allocated for income tax purposes among the Members in the same manner as their corresponding book items were allocated pursuant to Sections 6.1, 6.2, 6.3, 6.5, and 10.2 for such Fiscal Year, as modified by the following principles:

(a) In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset

Value (computed in accordance with the definition of Gross Asset Value) using a reasonable method under Treasury Regulation §1.704-3(b) determined by a majority of the Directors.

(b) If the Gross Asset Value of any Company asset is adjusted pursuant to subparagraph (ii) of the definition of Gross Asset Value, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Regulations thereunder.

(c) Unless otherwise provided herein, any elections or other decisions relating to allocations under this Section 6.6 shall be made by the Board in any manner that reasonably reflects the purpose and intention of this Agreement.

(d) With respect to any forfeited Units, all modifications required under the Treasury Regulations then in force.

(e) Allocations pursuant to this Section 6.6 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement.

6.7 Binding Effect. The Members are aware of the income tax consequences of the allocations made by this Article 6 and hereby agree to be bound by the provisions of this Article 6 in reporting their shares of Company income, gain, loss and deduction for federal income tax purposes.

6.8 Amendment. The Members shall consent to any amendment to this Article 6 proposed by the Board which the Board reasonably determines to be in the best interests of the Company and to be necessary or advisable to comply with the requirements of the Code or the Regulations regarding the allocation of Profits and Losses and all tax items including items of income, gain, deduction, loss or credit.

ARTICLE 7
DISTRIBUTIONS

7.1 Generally.

(a) **Distributions of Net Cash Flow**. After providing for any reserves that it may deem appropriate, the Board may make distributions of Net Cash Flow to the Members in accordance with the Members' Percentage Interests (but subject to the limitations set forth in Section 2.8 with respect to the Common Units issued in P-Series of profits interests).

(b) **Distributions of Capital Proceeds**. Capital Proceeds shall be distributed to the Members within a reasonable time following the Capital Transaction to which the Capital Proceeds relate to Members in proportion to their respective Percentage Interests (but subject to the limitations set forth in Section 2.8 with respect to the Common Units issued in P-Series of profits interests).

(c) **Distributions to Pay Taxes**. To the extent that Net Cash Flow is available for distribution and the Board so determines, the Company shall distribute to each Member in cash, within thirty (30) days of the incurrence of any tax liability by each Member as a result of such Member's ownership of Units (to the extent not otherwise distributed pursuant to Section 7.1), an amount equal to the aggregate state and federal income tax liability such Member would have incurred as a result of such Member's ownership of Units calculated (i) as if such Member's income were taxable at the maximum

marginal income tax rates provided for with respect to natural persons (or, if higher, with respect to taxable corporations) under the federal, state and local income tax laws applicable to the Member with the highest such tax rate, as determined by the Company in its sole discretion, (ii) as if allocations from the Company pursuant to Section 6.6 hereunder were, for such year, the sole source of income and loss for such Member, and (iii) by taking into account the carryover of items of loss, deduction and expense previously allocated by the Company to such Member (such distributions, "Tax Distributions"). Any Tax Distributions will be deemed to be an advance distribution of amounts otherwise distributable to the Members pursuant to Section 7.1 and will reduce the amounts that would subsequently otherwise be distributable to the Members pursuant to Section 7.1.

(d) **Unvested Common Units**. Notwithstanding any provision of this Agreement to the contrary, if the Company makes a distribution, then any cash or property that is otherwise distributable with respect to any Common Units issued that have not yet become vested (the "Unvested Common Units"), less any corresponding Tax Distributions, shall instead be set aside in a trust maintained by the Company (and in the case of cash, shall be placed by the Company in a separate interest-bearing account) for the benefit of the holder of such Unvested Common Units until such time as the holder's Unvested Common Units vest in accordance with their respective terms. As a holder's Unvested Common Units become vested in accordance with their respective terms (the "Vested Common Units"), the Company shall promptly distribute to the holder the portion of the amount of cash or other property set aside in trust (together with accrued interest thereon in the case of cash held in trust) that is attributable to the newly Vested Common Units. If any such Unvested Common Units fail to become Vested Common Units and are forfeited to or acquired by the Company, then the cash or other property otherwise distributable with respect to the Unvested Common Units shall revert to the Company and shall become available for distribution to all of the other Members in accordance with this Article 7.

(e) **Member Payments Constituting Distributions**. This Article 7 does not govern payments made by the Company to the Members to the extent such payments constitute either non-partner capacity payments within the meaning of Code Section 707(a)(1) or otherwise or guaranteed payments within the meaning of Code Section 707(c).

7.2 Withholding. Any amount paid by the Company for or with respect to any Member on account of any withholding tax or other tax payable with respect to the income, Profits or distributions of the Company pursuant to the Code, the Treasury Regulations, or any state or local statute, regulation or ordinance requiring such payment (each a "Withholding Tax Act") shall be treated as a Tax Distribution to the Member for all purposes of this Agreement. To the extent that the amount required to be remitted by the Company under a Withholding Tax Act exceeds the amount then otherwise distributable to the Member, the excess shall constitute a loan from the Company to the Member (a "Tax Payment Loan"). Each Tax Payment Loan shall be payable upon demand and shall bear interest, from the date that the Company makes the payment to the relevant taxing authority, at the applicable Federal short-term rate under Code section 1274(d)(1), determined and compounded semiannually. So long as any Tax Payment Loan or the interest thereon remains unpaid, the Company shall make future distributions due to the Member under this Agreement by applying the amount of any such distribution first to the payment of any unpaid interest on all Tax Payment Loans of the Member and then to the repayment of the principal of all Tax Payment Loans of the Member. The Members shall take all actions necessary to enable the Company to comply with the provisions of any Withholding Tax Act applicable to the Company and to carry out the provisions of this subsection.

ARTICLE 8

ASSIGNMENTS OF COMPANY INTERESTS; COMPANY SALE; CONVERSION TO CORPORATE FORM

8.1 Representations and Warranties. Each Member hereby represents and warrants to the Company and to each of the other Members that: (a) the Member is maintaining its Units for such Member's own account and without an intent to distribute such Units, and (b) the Member acknowledges that the Units have not been registered under the Securities Act or any state securities laws and, notwithstanding any other provision of this Article 8, may not be resold or Transferred by the Member without appropriate registration or the availability of an exemption from such registration requirements. For the purposes of this Agreement, the term "Transfer" or "Transferred" shall mean any sale, assignment, encumbrance, hypothecation, pledge, conveyance in trust, gift, transfer by bequest, devise or descent, or other transfer or disposition of any kind, including, but not limited to, transfers to receivers, levying creditors, trustees or receivers in bankruptcy proceedings or general assignees for the benefit of creditors, whether voluntary or by operation of law, directly or indirectly, of any Units.

8.2 Company Sale.

(a) In the event of an Approved Sale (as defined below), each Member agrees (i) to vote its Percentage Interest at any regular or special meeting of the Members (or consent pursuant to a written consent in lieu of such meeting) in favor of such Approved Sale, and to raise no objections against the Approved Sale or the process pursuant to which the Approved Sale was arranged, (ii) to waive any and all dissenters', appraisal or similar rights with respect to such Approved Sale, and (iii) if the Approved Sale is structured as a sale of equity securities by the Members of the Company, to sell the Units then owned by such Member on the terms and conditions of such Approved Sale. "Approved Sale" means (A) a transaction or series of transactions with a third party on an arm's length basis (including by way of merger, consolidation or sale of equity securities to a third party by one or more Members), the result of which is that the holders of the Company's voting securities immediately prior to such transaction or series of transactions own less than a majority of the combined voting power of the outstanding voting securities of the Company or the surviving or resulting entity, as the case may be, following the transaction or series of transactions, and (B) a sale of all or substantially all of the Company's assets (each of the transactions in clauses (A) and (B), a "Sale Transaction"), which, in each case, has been approved by (x) the Board and (y) a Majority Vote (the "Approving Members"). Each Member will take all necessary and desirable actions in connection with the consummation of the Sale Transaction, including, without limitation, entering into an agreement reflecting the terms of the Approved Sale, surrendering unit certificates, giving customary and reasonable representations and warranties, executing and delivering customary certificates or other documents and taking all other actions deemed necessary or appropriate by the Board and Approving Members in connection with the Approved Sale.

(b) As security for the performance of each Member's obligations pursuant to this Section 8.2, each Member hereby grants to the Board, with full power of substitution and resubstitution, an irrevocable proxy to vote all Percentage Interests, at all meetings of the Members held or taken after the date of this Agreement with respect to an Approved Sale, or to execute any written consent in lieu thereof, and hereby irrevocably appoints the Board, with full power of substitution and resubstitution, as the Member's attorney-in-fact with authority to sign any documents with respect to any such vote or any actions by written consent of the Members taken after the date of this Agreement. This proxy shall be deemed to be coupled with an interest and shall be irrevocable. This proxy shall terminate upon the consummation of a firm commitment underwritten public offering pursuant to a registration statement filed with, and declared effective by, the Securities and Exchange Commission.

8.3 Conversion to Corporate Form.

(a) In the event Board shall determine that it is desirable or helpful for the business of the Company to be conducted as a corporation rather than as a limited liability company to facilitate a public offering or private placement of securities of the Company or for other reasons as determined by the Board to be in the best interests of the Company, the Board, in its sole discretion, shall have the power to incorporate the Company, whether through a conversion, merger, reorganization or other transaction (a "Corporate Conversion" and such new corporation, the "Issuer Corporation"). In connection with any such Corporate Conversion, the Members shall receive, in exchange for their Percentage Interests, shares of capital stock of such Issuer Corporation having the same relative economic interest (as determined by the Board in its sole discretion) as such Members have in the Company immediately prior to the Corporate Conversion, subject to such modifications as the Board deems necessary or appropriate to ensure an equitable distribution to all equity holders in the Company, including, without limitation, those holders of profits interests, or to take into account the change in form from a limited liability company to a corporation. In consummating a Corporate Conversion, the Board shall have the power to prepare, as appropriate, the certificate of incorporation, by-laws, stockholders agreement, voting agreement, investor rights agreement and/or any other governing documents or equity holder agreements as the Board, in its sole discretion, deems to be necessary or appropriate in consummating the Corporate Conversion (collectively, the "Corporate Governing Documents").

(b) In the event of a Corporate Conversion, each Member agrees (i) to, if necessary, vote its Percentage Interest at any regular or special meeting of the Members (or consent pursuant to a written consent in lieu of such meeting) in favor of such Corporate Conversion, and to raise no objections against the Corporate Conversion or the process pursuant to which the Corporate Conversion was arranged, (ii) to waive any and all dissenters', appraisal or similar rights with respect to such Corporate Conversion, (iii) to execute and deliver to the Company any counterpart signature pages to the Corporate Governing Documents as are necessary to be executed by the Members in order to consummate the Corporate Conversion; (iv) deliver and surrender to the Company any certificates issued to such Member representing such Member's Units; and (v) to otherwise take all actions in connection with the consummation of the Corporate Conversion as are deemed necessary or appropriate by the Board in connection with such Corporate Conversion. As soon as practical after taking the necessary actions to consummate the Corporate Conversion, the Board shall provide to each Member share certificates representing the class and/or series of capital stock into which their Units were converted. The Board may make such provision as shall be reasonably necessary to ensure compliance with the Securities Act and other securities laws in connection with any Corporate Conversion and subsequent issuances of stock.

(c) As security for the performance of each Member's obligations pursuant to this Section 8.3, each Member hereby grants to the Board, with full power of substitution and resubstitution, an irrevocable proxy to vote, in necessary, all Percentage Interests, at all meetings of the Members held or taken after the date of this Agreement with respect to a Corporate Conversion, or to execute any written consent in lieu thereof, and hereby irrevocably appoints the Board, with full power of substitution and resubstitution, as the Member's attorney-in-fact with authority to sign any documents with respect to any such vote or any actions by written consent of the Members taken after the date of this Agreement. This proxy shall be deemed to be coupled with an interest and shall be irrevocable. This proxy shall terminate immediately prior to the consummation of a firm commitment underwritten public offering pursuant to a registration statement filed with the Securities and Exchange Commission (unless the Corporation Conversion is in connection with an initial public offering in which case the proxy shall not terminate until immediately after the consummation of such initial public offering).

ARTICLE 9

ACCOUNTS

9.1 Books, Records and Financial Statements. At all times during the continuance of the Company, the Company shall maintain books of account, in each case, that shall show a true and accurate record of all costs and expenses incurred, all charges made, all credits made and received and all income derived in connection with the operations of the Company's business in accordance with generally accepted accounting principles. Such books of account shall be maintained at the principal place of business of the Company and shall be open to inspection and examination at reasonable times by the Members and any duly authorized representatives for any purpose reasonably related to the Members' interest in the Company, subject in each case to such limitations, exclusions and procedures as the Board determines.

9.2 Bank Accounts. All funds of the Company will be deposited in its name in an account or accounts maintained with such bank or banks as selected by the Company. The funds of the Company shall not be commingled with the funds of any other person. Checks will be drawn upon the Company account or accounts only for the purposes of the Company and shall be signed by a Director or Officer, as delegated by the Board.

9.3 Other Information. The Board and the Officers of the Company may release such information concerning the operations of the Company to such sources as is customary in the industry or required by law or regulation or by order of any regulatory body. The Board shall use commercially reasonable efforts to cause to be maintained and preserved all books of account and other relevant records for such periods as are customary in the industry; required by law, regulation or any regulatory body; and for such other periods where the Board determines retention to be necessary or appropriate for their continued business or historical value.

ARTICLE 10

DISSOLUTION

10.1 Events of Dissolution. The Company shall be dissolved upon the occurrence of any of the following events (each a "Dissolution Event"): (a) a Majority Vote that it is no longer in the best interests of the Company to continue the business of the Company, or (b) the entry of an order of judicial dissolution under the Act.

10.2 Application of Proceeds. Upon a Dissolution Event, the Board shall wind up the business of the Company after a final allocation of Profits and Losses in accordance with Article 6, the proceeds arising from such dissolution of the Company shall be distributed or used as follows and in the following order of priority: (a) for payment of the Company's liabilities and obligations to its creditors (including creditors who are also Members), and the expenses of such dissolution, (b) to the setting up of any reserves that the Board may deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company, and (c) to the Members in the order and priority set forth in Section 7.1(a) (the "Final Distribution"). Immediately prior to the Final Distribution, the Capital Account balances of the Members shall be adjusted, taking into account all contributions, distributions, and allocable items for the Fiscal Year of the Final Distribution and all other accounting periods of the Company, such that the Capital Account of each Member prior to the Final Distribution equals (to the fullest extent possible) the distribution to be received by such Member pursuant to the Final Distribution. The Company may specially allocate items otherwise included in the computation of Profits and Losses in making such adjustments to the Capital Accounts of the Members.

ARTICLE 11

CONFIDENTIALITY

11.1 Confidentiality. Each Member shall keep confidential and shall not, without prior written consent of the Board, disclose any information with respect to the Company or its Affiliates or use any such information other than for a Company purpose or a purpose reasonably related to protecting such Member's interest in the Company. However, a Member may disclose any such information (a) as has become generally available to the public other than as a result of the breach of this Section 11.1 by such Member or any agent or Affiliate of Member, (b) as may be required to be included in any report, statement or testimony required to be submitted to any municipal, state or national regulatory body having jurisdiction over such Member, (c) as may be required in response to any summons or subpoena or in connection with any litigation or any reasonable inquiry or request for information by a governmental authority, (d) to the extent necessary in order to comply with any law, order, regulation or ruling, or request of any court or other governmental authority, (e) to its investment committees, oversight boards, investors, employees and professional advisors (including, but not limited to, such Member's consultants, auditors and counsel), so long as such persons are advised of the confidentiality obligations contained herein, and (f) as may be required in connection with an audit or review by any taxing authority or other governmental authority. Notwithstanding any other provision of this Agreement, the Board shall have the right to keep confidential from all or some of the Members (and specifically from Members who are subject to freedom of information acts, public records laws or similar laws) for such period of time as the Board determines is reasonable (i) any information that the Board reasonably believes to be in the nature of trade secrets and (ii) any other information (A) the disclosure of which the Board in good faith believes is not in the best interest of the Company or could damage the Company or its investments or (B) that the Company is required by law or by agreement with a third Person to keep confidential. The Board may disclose any information concerning the Company or the Members necessary to comply with applicable laws and regulation, including any money laundering or anti-terrorist laws or regulations, and each Member shall provide the Board, promptly upon request, all information that the Board reasonably deems necessary to comply with such laws and regulations.

ARTICLE 12

MISCELLANEOUS

12.1 Amendments. Notwithstanding any provision of this Agreement or the Act, the Board does not have the authority to amend, modify or waive this Agreement except by approval of at least a majority of the Directors and with the consent of the Members by Majority Vote; provided, however, that Exhibit A and Exhibit B shall be amended from time to time by the Board (or its authorized designee) to reflect, to the extent required in accordance with the terms of this Agreement, the admission of Members to or the removal of Members from the Company, changes in the number of issued and outstanding Units, changes in the ownership of Units and the appointment of Directors to or the resignation or removal of managers from the Board.

12.2 Notices. All notices, requests, demands, claims and other communications hereunder shall be in writing and shall be deemed duly given or made (a) when personally delivered to the intended recipient (or an officer of the intended recipient) or sent by telecopy or facsimile followed by the mailing of a confirmation copy as set forth in clause (b) or (c) below, provided that if notice is delivered or sent after 5:00 p.m. US Eastern Time or on a Saturday, Sunday or legal holiday in jurisdiction to which such notice is sent or delivered, notice shall be effective on the business day after the date such notice is delivered or sent, (b) on the business day after the date sent when sent by a nationally recognized overnight courier service, or (c) four (4) business days after it is sent by registered or certified mail, return receipt requested, postage prepaid if to the Company, to its address and, if to a Member, to the address set forth on Exhibit A hereto. Any party

may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other parties notice in the manner herein set forth.

12.3 Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof, and supersedes any prior agreement or understanding among the parties hereto with respect to the subject matter hereof.

12.4 Governing Law. This Agreement shall be construed in accordance with and governed by the internal laws of the State of Delaware, without regard to conflicts of laws principles.

12.5 Designation of Partnership Representative.

(a) The Member designated by a majority of the Directors (provided such person agrees to so serve) shall serve as the "Partnership Representative" of the Company within the meaning of Section 6223(a) of the Code.

(b) The Company shall bear all expenses, including legal and accounting fees, claims, liabilities, losses and damages, incurred by the Partnership Representative in connection with any administrative or judicial proceeding with respect to the tax liability of the Members. The Members shall have no obligation to provide funds for such purpose. The taking of any action and the incurring of any expense by the Partnership Representative in its discretion and the provisions regarding limitation of liability and indemnification of Directors and Officers set forth in this Agreement shall be fully applicable to the Partnership Representative in its capacity as such.

(c) The Partnership Representative is authorized to make any and all elections for federal, state, local, and foreign tax purposes including, without limitation, any election, if permitted by applicable law: (i) to make the election provided for in Section 6231(a)(1)(B)(ii) of the Code; (ii) to adjust the basis of Company property pursuant to Sections 754, 734(b), and 743(b) of the Code, or comparable provisions of state, local, or foreign law, in connection with transfers of Company interests and Company distributions; (iii) to extend the statute of limitations for assessment of tax deficiencies against Members with respect to adjustments to the Company's federal, state, local, or foreign tax returns; and (iv) to file any tax returns and execute any agreements or other documents relating to or affecting such tax matters, including agreements or other documents that bind the Members with respect to such tax matters or otherwise affect the rights of the Company and the Members.

12.6 Code § 83 Safe Harbor Election.

(a) By executing this Agreement, each Member authorizes and directs the Company to elect to have the "Safe Harbor" described in the proposed Revenue Procedure set forth in Internal Revenue Service Notice 2005-43 (the "Notice") apply to any Unit in the Company Transferred to a service provider by the Company on or after the effective date of such Revenue Procedure in connection with services provided to the Company. For purposes of making such Safe Harbor election, the Board shall designate the Partnership Representative as the "Member who has responsibility for federal income tax reporting" by the Company and, accordingly, execution of such Safe Harbor election by such Member or the Partnership Representative shall constitute execution of a "Safe Harbor Election" in accordance with Section 4.04(1) of the Notice. The Company and each Member hereby agrees to comply with all requirements of the Safe Harbor described in the Notice, including, without limitation, the requirement that each Member shall prepare and file all federal income tax returns reporting the income tax effects of each Safe Harbor Company Unit issued by the Company in a manner consistent with the requirements of the Notice.

(b) The Company and any Member may pursue any and all rights and remedies it may have to enforce the obligations of the Company and the Members (as applicable) under this Section 12.6, including, without limitation, seeking specific performance and/or immediate injunctive or other equitable relief from any court of competent jurisdiction (without the necessity of showing actual money damages, or posting any bond or other security) in order to enforce or prevent any violation of the provisions of this Section 12.6. A Member's obligations to comply with the requirements of this Section 12.6 shall survive such Member's ceasing to be a Member of the Company or the termination, dissolution, liquidation, and winding up of the Company, and, for purposes of this Section 12.6, the Company shall be treated as continuing in existence.

(c) Each Member authorizes the Partnership Representative to amend subsections (a) and (b) of this Section 12.6 to the extent necessary to achieve substantially the same tax treatment with respect to any interest in the Company Transferred to a service provider by the Company in connection with services provided to the Company as set forth in Section 4 of the Notice (e.g., to reflect changes from the rules set forth in the Notice in subsequent Internal Revenue Service guidance), provided that such amendment is not materially adverse to any Member (as compared with the after-tax consequences that would result if the provisions of the Notice applied to all interests in the Company Transferred to a service provider by the Company in connection with services provided to the Company).

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have caused this Operating Agreement to be executed as of the date first stated above.

COMPANY:

FIRST PERSON SOLUTIONS LLC

By:__
Name: Joel Adams
Title: Chair

MEMBERS:

__
Joel Adams

FIRST PERSON SOLUTIONS LLC

COUNTERPART SIGNATURE PAGE
TO
OPERATING AGREEMENT

_____________________, 20__

The undersigned, desiring to become a member as of the date set forth above of First Person Solutions LLC, a Delaware limited liability company (the "Company"), hereby adopts and agrees to be bound by all of the terms and provisions of, and shall be entitled to all of the benefits and privileges of, the Operating Agreement among the Company and the members of the Company (the "Operating Agreement"), and further authorizes the Company to attach this signature page to the Operating Agreement in order to make the undersigned a party to the Operating Agreement.

____
Name:
Address:
____
____
____

Acknowledged and Agreed as of
___________ __, 20__

First Person Solutions LLC

By:______________________
Name:
Title:

<u>EXHIBIT A</u>

MEMBERS

As of May 26, 2021

Member Name and Address	Common Units	Percentage Interest
Joel Adams 85 Kingston Road Media, PA 19063	200,000	100%

*** Subject to vesting and other restrictions as provided in a restricted unit grant**.

° P-Series Common Units are intended to be classified as a profits interest for federal income tax purposes pursuant to Internal Revenue Service Revenue Procedure 93-27 and Section 2.8 of this Agreement and as reflected in the restricted unit grant and the Company's books and records.

EXHIBIT B

BOARD OF MANAGERS

Joel Adams (Chair)

EXHIBIT C

P-SERIES SECTION 2.8 THRESHOLD AMOUNT AND RETAINED EARNINGS THRESHOLD AMOUNT DESIGNATION

[SERIES P-1]

On _________ the Company granted ___ P-Series Common Units, designated [Series P-1] in accordance with Section 2.8 of the Agreement. Commensurate with such grant, the Board of Directors determined that the Fair Market Value of the Company was $__________ and that the Threshold Amount associated with such new grant of [Series P-1] Common Units is therefore $__________ and the Retained Earnings Threshold associated with such new grant of Series P-1 Common Units is therefore $__________. A summary of the methodology used by the Board in calculating the Fair Market Value of the Company (including a summary of any valuation reports obtained to establish Fair Market Value) is set forth below.

Valuation Summary:

IN WITNESS WHEREOF, and pursuant to Board's approval and at the Board's direction, the Company hereby amends the Agreement to include this Exhibit C.

First Person Solutions LLC

By:______________________
Name:

Title: